Exhibit 99.1

press release

ArcelorMittal determines final price for its previously announced repurchases of Mandatorily Convertible Subordinated Notes
THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF OFFERS TO SELL ANY SECURITIES.
22 December 2021, 22:50 CET
ArcelorMittal (the ‘Company’ or ‘ArcelorMittal’) announced today that it has determined the final repurchase price for its previously announced repurchases of certain of its 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the ‘Notes’).

As previously announced on 13 December 2021, ArcelorMittal has entered into separate, privately negotiated agreements to repurchase approximately US$395 million in aggregate principal amount of the Notes. The price determination period in respect of those repurchases has now been completed, and the aggregate repurchase price that ArcelorMittal will pay for those Notes will be US$1.196 billion. The transactions are expected to close on 23 December 2021.

The repurchase of this aggregate principal amount of Notes is equivalent to repurchasing approximately 36.6 million shares of ArcelorMittal common stock that would otherwise be issuable at maturity under the Notes (at the minimum conversion ratio). Pursuant to the purchase agreements the Notes will be cancelled and therefore the repurchased Notes will not convert into common shares of the Company.

Following completion (subject to customary conditions) of the repurchases, approximately US$608 million aggregate principal amount of the Notes will remain outstanding.

This transaction is a further step in the Company’s ongoing capital return program.

Citigroup Global Markets Inc. is acting as the exclusive agent in connection with the transaction.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding the expected closing of the repurchases, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact information ArcelorMittal Investor Relations

General	+44 207 543 1128
Retail	+44 203 214 2893
SRI	+44 203 214 2801
Bonds/Credit E-mail	+33 1 71 92 1026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel	+44 20 3214 2419
E-mail:	press@arcelormittal.com